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Exhibit 16.1

[KPMG Logo]

Princeton Pike Corporate Center PO Box 7348 Princeton, NJ 08543-7548	Telephone 609 896 2100 Fax 609 896 9782

October 11, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

On May 8, 2002, we were appointed auditors for Bio-Technology General Corp. (the Company) for the year ending December 31, 2002. Subsequently, we were engaged to audit and, under the date of September 20, 2002, we reported on the restated consolidated financial statements of Bio-Technology General Corp. and subsidiaries for the years ended December 31, 1999, 2000 and 2001. On October 4, 2002 we resigned.

We have read the Company's statements included under Item 4 of its Form 8-K dated October 4, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with the following:

  i.
  The Company's statements in the third paragraph to the extent that they relate to Arthur Andersen LLP or the period prior to May 8, 2002, the date of our appointment as auditors;

  ii.
  The Company's statements in the sixth paragraph; and

  iii.
  The Company's statements in the seventh paragraph that, "The Company notes that with the exception of the non-recognition of compensation costs in connection with stock option modifications, the original accounting treatment of all other matters subsequently restated were discussed with and approved by the Audit Committee of the Company's Board of Directors and Arthur Andersen LLP, the Company's independent auditors at the time. The Company is in the process of seeking additional employees with technical accounting and financial reporting experience in light of KPMG's recommendation to enhance the Company's technical accounting and financial reporting resources."

Very truly yours,

/s/ KMPG LLP

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  Exhibit 16.1